Exhibit 97

Inter Parfums, Inc.

Recovery of Erroneously Awarded Compensation Policy

As required by Securities and Exchange Commission (“SEC Rule 10D-1”) and Nasdaq Rule 5608, the following sets forth the Inter Parfums, Inc. (“Interparfums”) erroneously awarded compensation recovery policy (the “Recovery Policy”).

Definitions. Unless the context otherwise requires, the following definitions apply solely for purposes of this Recovery Policy, SEC Rule 10D-1and Nasdaq Rule 5608:

“Erroneously Awarded Compensation” is defined as the amount of incentive-based compensation that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts, and computed without regard to any tax liability. For incentive-based compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement:

(A) The amount must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the incentive-based compensation was received; and

(B) The Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.

Executive Officer. An Executive Officer is Interparfums’ Chief Executive Officer, president, principal financial officer, principal accounting officer (or if there is no such accounting officer, then the controller), any vice-president of Interparfums in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for Interparfums. Executive Officers of Interparfums’ parent(s) or subsidiaries are deemed Executive Officers of Interparfums if they perform such policy making functions for Interparfums. Identification of an Executive Officer for purposes of this Rule would include at a minimum Executive Officers identified pursuant to 17 CFR 229.401(b).

Financial Reporting Measures. Financial reporting measures are measures that are determined and presented in accordance with the accounting principles used in preparing Interparfums’ financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the Commission.

Incentive-Based Compensation. Incentive-based compensation is any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure.

Received. Incentive-based compensation is deemed received in Interparfums’ fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the payment or grant of the incentive-based compensation occurs after the end of that period.

Recovery of Erroneously Awarded Compensation

If Interparfums is required to prepare an accounting restatement due to the material noncompliance of Interparfums with any financial reporting requirement under the securities laws, including

(A) any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or

(B) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period,

then, in accordance with the provisions of this Recovery Policy, Interparfums will recover reasonably promptly the amount of all Erroneously Awarded Compensation from its Executive Officers.

Applicability

This Recovery Policy applies to all incentive-based compensation received by a person:

(i) (A) After beginning service as an Executive Officer;

(B) Who served as an Executive Officer at any time during the performance period for that incentive-based compensation;

(C) While Interparfums has a class of securities listed on a national securities exchange or a national securities association; and

(D) During the three (3) completed fiscal years immediately preceding the date that Interparfums is required to prepare an accounting restatement as described above. In addition to these last three completed fiscal years, this Recovery Policy shall also apply to any transition period, which resulted from a change in Interparfums’ fiscal year within or immediately following those three completed fiscal years. However, a transition period between the last day of Interparfums’ previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months shall be deemed to be a completed fiscal year. For the avoidance of doubt, the obligation of Interparfums to recover erroneously awarded compensation is not dependent upon whether or  not, or when the restated financial statements are actually filed.

(ii) For purposes of determining the relevant recovery period, the date that a Company is required to prepare an accounting restatement as described above is the earlier to occur of:

(A) The date Interparfums’ board of directors, a committee of the board of directors, or the officer or officers of Interparfums authorized to take such action if board action is not required, concludes, or reasonably should have concluded, that Interparfums is required to prepare an accounting restatement; or

(B) The date a court, regulator, or other legally authorized body directs Interparfums to prepare an accounting restatement.

(iv) The Company must recover erroneously awarded compensation in compliance with its recovery policy except to the extent that the conditions of subparagraphs (A), (B), or (C) of this Recovery Policy are met, and Interparfums Executive Compensation Committee, or in the absence of such a committee, a majority of the independent directors serving on the board, has made a determination that recovery would be impracticable.

(A) The direct expense paid to a third party to assist in enforcing the policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on expense of enforcement, Interparfums must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq.

(B) Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on violation of home country law, Interparfums must obtain an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation, and must provide such opinion to Nasdaq.

(C) Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

(v) The Company is prohibited from indemnifying any Executive Officer or former Executive Officer against the loss of erroneously awarded compensation.

(2) File all disclosures with respect to such recovery policy in accordance with the requirements of the Federal securities laws, including the disclosure required by the applicable Commission filings.

(e) Effective Date. Interparfums shall comply with this Recovery Policy for all incentive-based compensation received by Executive Officers on or after October 2, 2023, and provide the disclosures required by this rule and in the applicable Commission filings on or after October 2, 2023. Notwithstanding the look-back requirement in Nasdaq Rule 5608(b)(1)(i)(D), application of this Recovery Policy applies solely to incentive-based compensation received on or after October 2, 2023.